Exhibit 12.01

OGE Energy Corp.
Ratio of Earnings to Fixed Charges

Year ended December 31 (In millions)	2016	2015	2014	2013	2012

Earnings:
Pre-tax income (A)	$384.5	$353.2	$396.0	$422.2	$520.1
Add: Fixed charges	152.0	156.3	153.9	157.2	174.4
Distributions received from equity method investment	141.2	139.3	143.7	51.7	—
Subtotal	677.7	648.8	693.6	631.1	694.5

Subtract:
Allowance for borrowed funds used during construction	7.5	4.2	2.4	3.4	3.5
Other capitalized interest	—	—	—	2.0	4.5
Total earnings	670.2	644.6	691.2	625.7	686.5

Fixed Charges:
Interest on long-term debt	143.2	147.8	144.6	147.6	163.4
Interest on short-term debt and other interest charges	6.4	5.4	6.2	5.3	8.7
Calculated interest on leased property	2.4	3.1	3.1	4.3	2.3
Total fixed charges	$152.0	$156.3	$153.9	$157.2	$174.4

Ratio of Earnings to Fixed Charges	4.41	4.12	4.49	3.98	3.94
(A)Excludes amounts attributable to income or loss from equity method investment.